Anthony Nanula

Anthony Nanula is Chief Financial Officer and Secretary at Three Chord. He also serves as Chief Investment Officer for Nanco. Mr. Nanula brings tremendous business management and entrepreneurial acumen to Three Chord. In addition to co-founding Chalice Wealth Partners and Niagara International Capital, Mr. Nanula co-founded Essex Homes of W.N.Y, Inc., a well-respected western NY regional homebuilder and American Coastal Properties, a Southern California-based luxury real estate development company. Mr. Nanula has served as President of Nanco Enterprises Inc., a New York-based commercial and industrial park operator and developer. He also assisted his brother Paul Nanula to successfully lead a leveraged buyout of Wilson Farms, a subsidiary of Tops Friendly Markets, consisting of approximately 200 convenience stores, which was sold to 7-Eleven in 2011.

Mr. Nanula also has extensive experience in public service. In 1994, he was elected to the New York State Senate, and re-elected twice in 1996 and 1998. At age 28, he was one of the youngest state senators ever elected in New York's history. Widely respected for his strengths in fiscal policy, Mr. Nanula was elected Comptroller for the City of Buffalo in 1999. As City Comptroller, he served as a member of the Joint Schools Construction Board and crafted the financial structure enabling the City and School District to invest $1.3 billion into renovations and new school construction. In 2002, he was appointed as Deputy Comptroller for the State of New York, overseeing the Division of Local Government Services and Economic Development.

Mr. Nanula graduated from Syracuse University with a dual degree: Marketing & Supply Chain Management. He currently serves on the board of the Whitman School of Management at Syracuse.

3 Year Work History:

June 2018-present	Chief Financial Officer, Three Chord Bourbon, Inc. (Clarence, NY)
April 2020-present	Chief Investment Officer, Sinatra & Co. Real Estate (Buffalo, NY)
March 2017-present	President, Chalice Wealth Partners (San Diego, CA)